

September 4, 2014

Via E-mail
Mark L. Zoeller
Vice President – General Counsel and Corporate Secretary
BioFuel Energy Corp.
1600 Broadway, Suite 1740
Denver, CO 80202

> **Re:** **BioFuel Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 21, 2014**
> **File No. 333-197446**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2014**
> **File No. 001-33530**

Dear Mr. Zoeller:

We have reviewed your amended filings and have the following comments.

Amendment No. 1 to Form S-1 filed on August 21, 2014

Unaudited Pro Forma Combined Financial Information, page 40

Notes, page 44

2. Pro Forma Adjustment, page 44

1.   We note your response to comment nine where you conclude that it is more likely than
        not that the deferred tax asset will be realized in the future because 1) there is no
        limitation on the amount of operating losses that can be utilized in any given year under
        Section 382 of the Code, 2) the net operating losses do not begin to expire until 2029 and
        3) management expectation, based on 2013 and year-to-date 2014 taxable income results,
        is that JBGL should generate sufficient taxable income. Given that your assumptions
        appear to be based on management's expectations, we continue to believe that your
        adjustment is not factually supportable. Please revise your disclosure accordingly. You
        may consider including this information in a footnote to the pro forma financial
        information.

JBGL Management's Discussion and Analysis of Financial Condition…, page 53

Liquidity and Capital Resources Overview, page 67

Cash Flows, page 69

2.   We note your response to comment 13 and request that you please expand your
        disclosure to also discuss the underlying reasons for changes that impacted cash flows,
        with specific discussions of working capital components such as accounts receivables,
        inventory, earnest money deposits, accounts payable, accrued expenses and customer and
        builder deposits. Your current disclosure only lists the increase or decrease in working
        capital components but does not provide any insight into the reasons for the changes in
        working capital components. Please revise your disclosure for all periods presented. See
        Section IV.B of the SEC Interpretive Release No. 33-8350.

Significant Accounting Policies, page 71

Impairment of Real Estate Inventories, page 72

3.   We note your response to comment 15 where you indicate that if the undiscounted cash
        flows are less than the assets carrying value, the asset is deemed impaired and will be
        written down to fair value. Please revise your disclosures to provide sufficient
        information to enable a reader to understand what method you apply in estimating the fair
        value of your inventory. If you apply more than one method in estimating the fair value
        of your inventory, please tell us how the results of your multiple methods are weighted to
        determine the applicable fair value. If applicable, please also discuss the significant
        estimates and assumptions you used to determine fair values, including but not limited to
        projected home sales price, absorption rates, timing and amounts of estimated future cash
        flows, and discount rates. Please discuss how sensitive your fair value estimates are to
        each significant assumption and address whether certain estimates and assumptions are
        more subjective than others.

Financial Statements

1.Organization and Summary of Significant Accounting Policies, page F-47

Earnest Money Deposits, page F-48

4.   We note your response to comment 24 and request that you please provide the following:
        • Please revise your disclosures to include your accounting policy for evaluating your
          land option agreements. Please enhance your disclosures to include your
          methodology for determining whether you are the primary beneficiary including the
          significant judgments and assumptions you made. Please also consider the disclosure
          requirements of ASC 810-10-50-4 through 50-5;

- Please tell us what consideration you gave to including your accounting for your land option agreements as a critical accounting policy within MD&A; and
- You disclose that your option agreements in place at December 31, 2013 and 2012 provide for potential land purchase payments in each year through 2017. Please revise your disclosure to show the potential land purchase payments for each year through 2017.

Segment Information, page F-52

5. We note your response to comment 25 where you indicate that your Texas and Georgia operating segments have similar economic characteristics. You also indicate that JBGL's Texas and Georgia operating segments have experienced nearly identical margins from 2012 through June 30, 2014 and JBGL management expects similar conditions to continue going forward. Please provide the following:
    - A comprehensive qualitative analysis of how you determined that your two operating segments should be aggregated into one reportable segment pursuant to ASC 280-10-50-11; and
    - Provide us with your key financial measures (including sales, gross margin and operating margin) used in your quantitative analysis for each of the last two fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please provide this information for Texas and Georgia. Please ensure that you show the dollar amount and percentage changes from period to period in your key financial measures.

2. Acquisitions, page F-52

6. We note your response to comment 26 and request that you please provide the following:
    - You indicated that the balance sheet net assets were recorded at their historical carrying value as an approximation of fair value. Please tell us how you determined that the historical carrying value of your assets is an approximation of fair value. Please tell us how you determined that the historical carrying value is the price that would be received to sell these assets or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
    - You listed several reasons why you did not write-up the value of the net assets acquired. Please tell us how you considered these same reasons in determining whether the carrying value of the net assets was not the fair value of the net assets. Please also tell us what consideration you gave to using appraisals to determine the fair value of the inventory acquired in your acquisitions;
    - You indicate that with respect to the non-controlling interest in TPG and CB JENI, the initial non-controlling interest in each entity was determined to be zero. Given that your net assets had value on the date of the acquisition, please tell us how you determined that the non-controlling interest in these net assets were zero. Please also

> tell us what valuation technique you used to determine that the fair value of the non-controlling interest was zero. Refer to ASC 805-20-30-7;

- You indicate that JBGL management's analysis determined that the appropriate value for the net assets acquired were their respective carrying values and because it was also determined that there were no intangible assets to recognize, there is no goodwill to allocate to either transaction. Given that goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed, please tell us how you determined that since there were no intangible assets, there would be no goodwill; and

- Please disclose the purchase price of each acquisition and tell us how this purchase price was determined.   Please tell us what consideration you gave to ASC 805-30-30-7 and 30-8 in measuring the consideration transferred in your business combinations.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

The Transactions, page 91

Reasons to Enter into the Transactions, page 96

7.   We note your disclosure on page 97 that the Special Committee considered, among other things, "the fact that the Company's only material assets as of March 31, 2014 were $10.1 million in cash and cash equivalents and NOLs in the amount of $179.0 million," and that in considering other potential transactions, the Special Committee considered ". . . the impact on the Company's NOLs in connection with pursuing such a transaction. . . ." We note discussion in the proxy statement and in the company's prospectus regarding the potential impact of Internal Revenue Code Section 382 and the company's NOLs. Please revise your disclosure to further discuss all other material tax consequences, including any other provisions relating to the unavailability of any anticipated tax benefits or deductions under Section 382 or any other section of the Internal Revenue Code. Refer to Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(vii) of the Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Craig F. Arcella, Cravath, Swaine & Moore LLP